Oncolytics Biotech® to Participate in a Panel Presentation at Cantor Fitzgerald’s The Future of Oncology Virtual Symposium

SAN DIEGO, CA and CALGARY, AB, March 28, 2023 -- Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC) today announced that Dr. Matt Coffey, President and Chief Executive Officer, will participate in the Novel Mechanisms with Important Readouts panel at Cantor Fitzgerald’s The Future of Oncology Virtual Symposium, which is taking place April 3-5, 2023 in a virtual format. Additional details on the panel presentation can be found below.

Date: Monday, April 3, 2023
Time: 11:00 a.m. ET
Panel Title: Novel Mechanisms with Important Readouts

A live webcast and archived replay of the panel presentation will be available to registered attendees of the symposium through the symposium website. Company management will also be participating in virtual one-on-one investor meetings at the symposium. To schedule a meeting, contact your Cantor Fitzgerald representative or email jpatton@oncolytics.ca.

About Oncolytics Biotech Inc.
Oncolytics is a biotechnology company developing pelareorep, an intravenously delivered immunotherapeutic agent. This compound induces anti-cancer immune responses and promotes an inflamed tumor phenotype -- turning "cold" tumors "hot" -- through innate and adaptive immune responses to treat a variety of cancers.

Pelareorep has demonstrated synergies with immune checkpoint inhibitors and may also be synergistic with other approved oncology treatments. Oncolytics is currently conducting and planning clinical trials evaluating pelareorep in combination with checkpoint inhibitors and targeted therapies in solid and hematological malignancies as it advances towards registration studies in metastatic breast cancer and pancreatic cancer. For further information, please visit: www.oncolyticsbiotech.com.

Company Contact Jon Patton Director of IR & Communication +1-858-886-7813 jpatton@oncolytics.ca	Investor Relations for Oncolytics Timothy McCarthy LifeSci Advisors +1-917-679-9282 tim@lifesciadvisors.com